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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . . .. 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                                      Commission File Number:                 333-160134

Merck Sharp & Dohme Corp. (f/k/a Merck & Co., Inc.)

(Exact name of registrant as specified in its charter)

One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889-0100; (908) 423-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1.875% Notes due June 30, 2011
4.0% Notes due June 30, 2015
5.0% Notes due June 30, 2019
5.85% Notes due June 30, 2039

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

    Approximate number of holders of record as of the certification or notice date:

1.875% Notes due June 30, 2011          72
4.0% Notes due June 30, 2015              74
5.0% Notes due June 30, 2019              75
5.85% Notes due June 30, 2039            42

    Pursuant to the requirements of the Securities Exchange Act of 1934, Merck Sharp & Dohme Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
.
Merck Sharp & Dohme Corp.

DATE: January 12, 2010	By:	/s/ Debra A. Bollwage
Name: Debra A. Bollwage
Title: Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.